Mail Stop 4561
								August 4, 2005

By U.S. Mail and Facsimile to (209) 830-6981

John O. Brooks
Chief Executive Officer
Service 1st Bancorp
2800 West March Lane, Suite 120
Stockton, California, 95219

Re:	Service 1st Bancorp
	Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
	File No. 000-50323

Dear Mr. Brooks:

      We have reviewed your filing and have the following
comments.
We have limited our review to the issues addressed in our
comments.
We think you should revise your future filings in response to these
comments.  If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary.
Please
provide us drafts of your intended revisions.   Please be as
detailed
as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Significant Accounting Principles, page 42

Loans, page 43
1. We note your loan sale disclosures and the related activity reflected in the statements of cash flows. Please revise to disclose how your accounting for sold loans complies with SFAS 65, which states that a loan shall not be classified as a long term investment unless the enterprise has both the intent and ability to hold the loan for the foreseeable future. Noting both the nature of the loans and the recurrence of your sales activity, it appears that the loans sold were originated with the intent to be sold. If this is true, please provide us a schedule of the origination and sale activity for sold loans for the periods presented and include the relevant balance sheet, income statement and cash flow statement disclosures required under SOP 01-6. Disclose if you have recourse obligations under your sales agreements, and if you do, how you account for them, including the amount of any recorded recourse liability.
2. Please revise to disclose how your policy for recognizing more amortization for loan servicing rights when prepayments and expected cash flows do not agree with management`s estimates complies with paragraph 17(e) of SFAS 140 and provide the disclosures required by that paragraph for servicing assets.
3. Please revise to disclose the method used to recognize servicing assets in income.
4. Please revise here or in MD&A to provide a discussion of specifically how your loan sale agreements are structured such that these transactions result in the recognition of an interest-only strip. Also, disclose the amount of these assets capitalized in each period, the material assumptions used to initially record them and the method and assumptions used to subsequently measure them.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Paul Cline
      Senior Accountant




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John O. Brooks
Service 1st Bancorp
August 4, 2005
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